128


08001071

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Wolters Kluwer

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FILE NO. 82- 02683 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 3/5/08

File No. 82-2683

Wolters Kluwer

ARS 12-31-07

RECEIVED 2008 FEB 28 A 7:09

Wolters Kluwer Full-Year 2007 Results
Accelerated growth and profitability
Organic revenue growth accelerated to 4%, ordinary EBITA margin improved to 20%
Diluted ordinary EPS grew 25%

Amsterdam (February 27, 2008) - Wolters Kluwer, a leading global information services and publishing company, today released its full-year and fourth-quarter 2007 results. Full-year revenues of €3.4 billion grew 6% in constant currencies with organic revenue growth of 4%. In the fourth quarter, revenues of €937 grew 5% in constant currencies with organic revenue growth of 5%. Wolters Kluwer continued the strong growth of its online and workflow solutions, which now comprise half of the total revenue. Full-year profitability improved substantially with ordinary EBITA margin growing to 20% from 17% in 2006. Diluted ordinary earnings per share increased by 25% to €1.38. The company proposes a 10% increase of its 2007 dividend to €0.64 per share.

Highlights include[1]:
Full year 2007:
- Organic revenue growth was 4% (2006: 3%)
- Reported revenues of €3,413 million, grew 6% in constant currencies (2006: €3,377 million)
- Ordinary EBITA margin improved to 20% (2006: 17%)
- Ordinary EBITA of €667 million increased 27% in constant currencies (2006: €556 million)
- Diluted ordinary EPS increased 25% to €1.38 (2006: €1.10), 35% in constant currencies
- Free cash flow of €405 million (2006: €399 million, which included a €53 million one-time tax refund)
- Revenues from online and workflow solutions grew 9%
- Structural cost savings of €161 million, an increase of 26% (2006: €128 million)
- Divestment of Education: sales price €774 million; book profit €595 million; net proceeds €665 million
- Share buy-back program completed (€645 million returned to shareholders)
- Net profit for the full year was €918 million (compared to 2006: €322 million), supported by the divestiture of the Education division

Fourth quarter 2007:
- Revenues of €937 million, grew 5% in constant currencies (2006: €946 million)
- Organic revenue growth of 5%
- Ordinary EBITA of €210 million increased 27% in constant currencies (2006: €175 million)
- Ordinary EBITA margin improved to 22% (2006: 18%)
- Diluted ordinary EPS increased 31% to €0.47 (2006: €0.36), 42% in constant currencies
- Free cash flow of €211 million (2006: €167 million)
- Structural cost savings of €44 million (an increase of 19% over the same period 2006)

Dividend:
Reflecting the strength of the financial results, Wolters Kluwer proposes a 10% dividend increase to €0.64 per share.

Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the company's full-year performance:
"2007 was a successful first year in executing our strategy for Accelerating Profitable Growth. I am pleased with our financial performance and our continued delivery of sustainable growth and shareholder value. Organic revenue growth in this period climbed to 4%, while ordinary operating margin grew to 20%, driven by strong customer demand for our online information and integrated workflow solutions.

With half of our revenues coming from online and electronic products and services, we are well positioned in our markets to deliver innovative products that meet our customers' changing needs. In 2007 we also made significant advances on all elements of our strategy, including the expansion into adjacent market

[1] Full-year and fourth-quarter 2007 results reflect the Education division as discontinued operations following the March 26, 2007 announcement of the sale that was completed in June 2007. 2006 results have been restated accordingly.

segments of several of our core markets, and extending our global footprint by leveraging our products across new and high growth geographies.

With the sale of the Education division and the success of our restructuring program, 2007 marked the completion of our transformation strategy. As we enter 2008 our balanced geographic portfolio, which is largely non-cyclical and subscription-based, provides Wolters Kluwer with a strong position, despite challenging economic dynamics. I am confident in our ability to leverage our superior market positions, our improved organic growth and more efficient operating structure to achieve enhanced value to our customers and shareholders."

Key results by division for the full year 2007:

Health: Delivered organic growth of 1%, with strong growth in Clinical Solutions and Medical Research, partially offset by weakening pharma promotional spending, price compression in Healthcare Analytics, and softening book sales in legacy channels. Investments in new products and data sets continue to ensure the future leadership position of the division.

Corporate & Financial Services: Delivered good organic growth of 5% driven by strong growth at Corporate Legal Services, particularly in the first half of the year, reflecting continued success in the expansion of online services and software solutions. Contributions from banking, securities, and insurance product lines partially offset lower volumes in mortgage-related products. Entrance into new geographical and adjacent markets enhanced the division's industry leading positions.

Tax, Accounting & Legal: Delivered strong organic growth of 6%, through strong sales in software, online and publishing products, continuing adoption and integration of workflow tools, successful new product launches, and key acquisitions. The division successfully leveraged its global footprint to extend its positions in Canada and Asia Pacific and expanded into key adjacent customer segments such as corporate audit.

Legal, Tax & Regulatory Europe: Delivered good organic growth of 4%, driven by strong adoption of online and workflow solutions and the success of restructuring programs. Strong growth delivered by Italy, Spain, and Central and Eastern Europe showed success of innovation and customer focus programs. The Netherlands and Belgium generated good growth as their online offerings gained momentum in the market.

Outlook for 2008 (continuing operations in constant currencies[2]):

2008 Outlook

Key performance indicators, in constant currencies	***2008***
Organic revenue growth	4%
Ordinary EBITA margin	20%
Free cash flow	±€400 million
Return on invested capital	8%
Diluted ordinary earning per share	€1.52-€1.57

Divisional guidance for 2008

Organic revenue growth	***2008***
Health	1-3%
Corporate & Financial Services	3-5%
Tax, Accounting & Legal	4-6%
Legal, Tax & Regulatory Europe	3-5%

[2] Constant rate EUR/USD = 1.26 for 2007 and at constant rate EUR/USD = 1.37 for outlook 2008. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations.

Wolters Kluwer

2008 Reporting

Beginning in 2008, Wolters Kluwer will discontinue quarterly reporting. The 2008 half-year results will be announced on July 30, 2008. The company will release a trading update in the fourth quarter 2008. The 2008 full-year results will be announced on February 25, 2009.

2008 Phasing Guidance

It is anticipated that organic revenue growth will accelerate in the second half of 2008, as was the case in 2007 and prior years, driven by the timing of the publishing schedule and the release of new products.

Dividend to be paid in 2008

At the Annual General Meeting of Shareholders on April 22, 2008, Wolters Kluwer will propose a dividend distribution of €0.64 per share for 2007 representing a 10% increase over last year. A dividend of €0.64 corresponds with a dividend yield of 2.8% over the closing share price of December 31, 2007. Wolters Kluwer, in line with previous years and indicating a strong belief in the future of the company, will propose to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal at the Annual General Meeting of Shareholders, the shareholders will be asked to make their choices known. The stock dividend ratio will be set on April 28, 2008 (after the close of trading), and the cash distribution will be payable as of May 5, 2008.

Income statement figures

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
937	946	(1)	5	Revenues	3,413	3,377	1	6
181	139	29		Operating profit	546	435	25	
19	15			Operating profit margin (%)	16	13		
94	95	(2)		Profit for the period from continuing operations	330	279	18	
94	93			Total profit for the period	918	322		
0.33	0.31	4		Basic EPS from continuing operations (€)	1.10	0.91	21	
0.32	0.30	5		Diluted EPS from continuing operations (€)	1.08	0.90	21	
0.33	0.30			Basic EPS (€)	3.05	1.04	>100	
0.32	0.30			Diluted EPS (€)	3.01	1.03	>100	

Wolters Kluwer

Other benchmark figures (from continuing operations) [3]
(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
210	175	20	27	Ordinary EBITA	667	556	20	27
22	18			Ordinary EBITA margin (%)	20	17		
210	175	20	27	EBITA	667	556	20	27
22	18			EBITA margin (%)	20	17		
140	112	23	33	Ordinary net income	421	344	22	32
0.47	0.36	31		Diluted ordinary EPS (€)	1.38	1.10	25	
0.52	0.37	42		Diluted ordinary EPS in constant currencies (€)	1.48	1.09	35	

Non income statement benchmark figures (continuing operations)
(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter				Full Year		
2007	2006	Change %		2007	2006	Change %
1.21	1.31		Cash conversion ratio (CAR)	0.91	0.99	
211	167	26	Free cash flow	405	399	2
0.70	0.53	32	Diluted free cash flow per share (in euros)	1.33	1.27	4
			Net debt[4]	1,793	2,050	(13)
			Ultimo FTEs	18,620	17,574	6

[3] Wherever used in this press release, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items consist of restructuring expenses relating to initiatives that followed the three-year plan of 2003-06. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of the base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.
[4] Defined as: sum of long-term loans, borrowings and bank overdrafts, and deferred acquisition payments, minus cash and cash equivalents and net fair value of derivative financial instruments.

Financial Performance Fourth-Quarter and Full-Year of 2007

Revenues

Fourth-quarter 2007 revenues were €937 million, 1% lower than in the same period of 2006 (€946 million), mainly due to the weak U.S. dollar (-11%, 2007: EUR/USD = 1.45; 2006: EUR/USD = 1.29). Organic revenue growth was 5%, as growth accelerated towards the end of the calendar year, in line with prior years. The Tax, Accounting & Legal (TAL) division showed particularly strong organic growth of 15% for the quarter, followed by Legal, Tax & Regulatory Europe (LTRE) (5%), Corporate & Financial Services (CFS) (2%) and Health (-1%).

Full-year 2007 revenues of €3,413 million grew 1% compared to 2006 (€3,377 million), reflecting 4% organic growth and the contribution of acquisitions, partially offset by a weaker U.S. dollar (2007: EUR/USD = 1.37; 2006: EUR/USD = 1.26). Organic revenue growth, in constant currencies and excluding the impact of acquisitions and divestments, was driven by Tax, Accounting & Legal (6%), Corporate & Financial Services (5%), Legal, Tax & Regulatory Europe (4%) and Health (1%). Organic growth was primarily driven by growth of online, software and service offerings.

Operating profit, profit for the period, EPS

Fourth-quarter operating profit of €181 million grew 29% compared to the same period of 2006 (€139 million). The operating profit margin improved to 19%, compared to 15% in the fourth quarter of 2006. The improvement reflects the contributions of revenue growth and acquisitions, and increased cost savings compared to 2006.

Despite the weak U.S. dollar, full-year 2007 operating profit of €546 million grew 25% compared to 2006 (€435 million), driven by the same items as mentioned above plus the benefit of the change of the post-retirement medical plan in the United States (€12 million). The operating profit margin improved to 16%, compared to 13% in 2006.

The net of finance income and costs of €(102) million for the full year 2007 (2006: €(104) million) reflects the reduction of net debt, as a result of the proceeds from the Education divestment, offset by the funding of the share buy-back program.

The result on disposals mainly consists of the profit realized on the disposal of the 25.9% participation in Sdu Uitgevers bv in the first quarter of 2007, the disposal of Uitgeverij Nassau bv in the second quarter of 2007, and the loss on the sale of a product line in Europe that did not fit strategically with the division's long-term objectives in the latter part of the year.

The effective tax rate on profit before tax increased to 23% in 2007, from 20% in 2006, reflecting the lower contribution of permanent tax benefits especially with regards to disposals and income from investments.

Full-year profit from continuing operations of €330 million grew 18% compared to 2006 (€279 million). Diluted EPS from continuing operations grew by 21% to €1.08 for 2007.

Income from discontinued operations (Education division) of €588 million consists of the book profit of €595 million related to the divestment on June 15, 2007, and the loss of the operations of €7 million for the period January 1, 2007, to the sale on June, 15, 2007.

Ordinary EBITA, ordinary net income, ordinary EPS

Fourth-quarter ordinary EBITA of €210 million (ordinary EBITA margin 22%) grew by 20% compared to €175 million (ordinary EBITA margin 18%) in the same period of 2006. This increase in margin is the result of the strong revenue performance in the quarter, acquisitions, increased cost savings and reduced restructuring expenses following completion of the 2003 restructuring plan.

Ordinary EBITA in 2007 amounted to €667 million, compared to €556 million in 2006, up 20%, despite the weak U.S. dollar. The ordinary EBITA margin increased to 20%, up 300 basis points compared to 2006. The main drivers for the margin improvement are mentioned above, plus the benefit of the change of the post-retirement medical plan in the United States. In 2007, €161 million of structural cost savings were achieved, as a result of the restructuring program that was announced in 2003.

The effective tax rate on ordinary income before tax increased slightly to 26% in 2007, from 25% in 2006.

Ordinary net income for the quarter increased by 23% to €140 million, again reflecting the strong operating performance: diluted ordinary EPS increased by 31% to €0.47, compared to €0.36 in 2006. The growth of diluted ordinary EPS was accelerated by the positive effect of the €645 million share buy-back program.

Ordinary net income for the full year grew by 22% to €421 million, reflecting the strong full-year underlying performance of the business. Diluted ordinary EPS grew by 25% to €1.38 in 2007, compared to €1.10 in 2006, again showing the positive effect of the share buy-back program. Diluted ordinary EPS in constant currencies grew by 35% to €1.48 in 2007, compared to €1.09 in 2006.

Balance sheet, cash flow

Free cash flow in the fourth quarter of €211 million was up 26% compared to the prior year (€167 million), despite the weak U.S. dollar. The strong operating performance in the quarter translated into a strong cash flow performance. The comparison with 2006 is however also impacted by the convertible bond redemption premium of €33 million that was paid in November 2006 and higher tax payments in 2007.

In 2007, the free cash flow amounted to €405 million, an increase of 2% over 2006 (6% in constant currencies), reflecting a higher net cash flow from operating activities, partly offset by higher net capital expenditures. Free cash flow in 2006 included a one-time tax refund of €53 million.
Operating working capital was impacted negatively by a higher receivable balance at the end of the year, as a result of the strong revenue growth in the fourth quarter. Net capital expenditure increased in 2007, mainly in software development.

Net proceeds from the Education divestment were €665 million.

Net interest-bearing debt decreased to €1,793 million at year-end 2007, compared to €2,050 million at year-end 2006, as part of the free cash flow and the proceeds from divestments and discontinued operations were used to redeem debt.

Wolters Kluwer completed its share buy-back program that started after completion of the sale of the Education division in June 2007. Through December 31, 2007, the company repurchased 29.8 million ordinary shares under this program for a total consideration of €645 million. Following the execution of the share buy-back program, the company now holds nearly 10% of its own issued shares. The company intends to cancel most of these shares after a resolution to that effect at the upcoming Annual General Meeting of Shareholders.

Wolters Kluwer

Division overview (continuing operations)[5]

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter 2007	Fourth quarter 2006		Full Year 2007	Full Year 2006
		Revenues		
206	232	▪ Health	761	823
126	137	▪ Corporate & Financial Services (CFS)	522	534
228	218	▪ Tax, Accounting & Legal (TAL)	881	826
377	359	▪ Legal, Tax & Regulatory Europe (LTRE)	1,249	1,194
937	946	Total revenues	3,413	3,377
		Operating profit		
34	28	▪ Health	78	80
31	27	▪ Corporate & Financial Services (CFS)	133	106
31	15	▪ Tax, Accounting & Legal (TAL)	151	107
98	84	▪ Legal, Tax & Regulatory Europe (LTRE)	224	182
(13)	(15)	▪ Corporate	(40)	(40)
181	139	Total operating profit	546	435
		Ordinary EBITA		
43	41	▪ Health	112	120
34	30	▪ Corporate & Financial Services (CFS)	144	116
41	27	▪ Tax, Accounting & Legal (TAL)	197	146
105	92	▪ Legal, Tax & Regulatory Europe (LTRE)	253	213
(13)	(15)	▪ Corporate	(39)	(39)
210	175	Total ordinary EBITA	667	556

[5] Full-year 2006 figures for the TAL and LTRE divisions have been restated to reflect the transfer of the operations in the United Kingdom from LTRE to TAL. 2006 results of the Education division have been reclassified to discontinued operations.

Health

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
206	232	(11)	(1)	Revenues	761	823	(8)	1
34	28	22		Operating profit	78	80	(2)	
43	41	5	15	Ordinary EBITA	112	120	(7)	2
21	17			Ordinary EBITA margin (%)	15	15		
7	5			Capital expenditure on fixed assets (CAPEX)	24	21		
				Ultimo FTEs	2,623	2,679	(2)	

Wolters Kluwer Health plays a leading role in driving medical excellence. Its products and services are used by professionals and organizations in almost every aspect of healthcare and across the world to advance knowledge and its application to improve patient care.

Wolters Kluwer Health's full-year revenues of €761 million grew by 1% in constant currencies compared to 2006. Organic revenue growth was 1%. Double-digit growth at Clinical Solutions and a strong performance at Medical Research were offset by Pharma Solutions, reflecting price compression in the legacy Targeting & Compensation product line, and reduced pharmaceutical marketing and advertising spend effecting certain product lines at Professional & Education and Pharma Solutions. Full-year ordinary EBITA of €112 million grew 2% in constant currencies. The ordinary EBITA margin was 15%, flat compared to 2006. Cost base reductions, driven by successful restructuring efforts as well as Lean Six Sigma programs, have allowed investments to be made in new product development efforts and data sets, ensuring the future leadership position of Wolters Kluwer Health.

Fourth-quarter revenues of €206 million declined by 1% in constant currencies as compared to the same period of 2006. Organic revenues eased in the quarter by 1% due to challenging comparable results in the prior year, particularly for non-subscription book and archive products. Fourth-quarter ordinary EBITA of €43 million grew 15% in constant currencies. Ordinary EBITA margin increased to 21% from 17% in the prior year, reflecting the benefit of restructuring actions.

Medical Research contributed good growth, driven by increased subscription revenues at Ovid. The unit completed a major software release to enhance platform functionality and increased the number of books available on Ovid, with over 800 new titles. Subscription renewals, an increased demand for pay-per-view products, and the introduction of new archives in key therapeutic areas have continued to drive growth. OvidSP, the next generation information search platform, was released in the fourth quarter to strong customer acceptance, further securing Ovid's position as the most relevant medical search platform globally. In 2007, the unit successfully completed its restructuring plan.

Pharma Solutions strengthened its business during 2007 under a new leadership team that integrated the Healthcare Analytics business into Health's Core Pharma business. Healthcare Analytics experienced strong growth in its managed care and brand analytic product lines, which partially offset the significant price compression experienced on one contract in the targeting and compensation product line. The unit continued to add new data sets to ensure its future growth and leadership in longitudinal data products serving managed care and brand management. The Core Pharma business delivered strong growth in medical communications through increased customization of services and by enhancing its line of business intelligence products. This growth was partially offset by increased softness in pharmaceutical promotional spending.

Professional & Education was organized under new leadership in the fourth quarter of 2007, and the successful restructuring of the journals business has improved its operating margins. The textbook business had a strong front list and realized good growth of its online sales, but experienced a slowdown in the ordering volume in its legacy channels. The unit expanded its leading position through the acquisition of *The Cancer Journal* and new product initiatives, including the launch of *Heart Insight*, *Disaster Medicine*, and *Public Health Preparedness*. The unit won several society publishing contracts, including the *Journal of Investigative Medicine*. The unit expanded its electronic customer offering with the launch of Lippincott's Nursing Procedures and Skills. The continued focus is on strengthening society relationships, investing in new content and journals, and restructuring the textbook business to effectively manage the migration of customers from print to electronic media and channels.

Clinical Solutions delivered 20% organic growth through new customer gains and an improved retention rate in its Medi-Span and Clin-*e*guide product lines. ProVation was once again designated number one in the Clinical Procedure Documentation field by KLAS Enterprises, an independent healthcare IT vendor research firm. The unit also expanded its existing alliance with Allscripts, strengthening its position as the leading provider of imbedded content and clinical decision support in the point-of-care market.

Corporate & Financial Services (CFS)
(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
126	137	(8)	4	Revenues	522	534	(2)	6
31	27	13		Operating profit	133	106	25	
34	30	14	28	Ordinary EBITA	144	116	24	35
27	22			Ordinary EBITA margin (%)	28	22		
11	9			Capital expenditure on fixed assets (CAPEX)	29	24		
				Ultimo FTEs	3,313	3,187	4	

Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. services and solutions provider for legal, banking, securities, and insurance professionals. The division's offerings include comprehensive content, technology, analytics, services, and solutions in the areas of compliance, litigation, governance, and intellectual property.

Corporate & Financial Services' full-year revenues of €522 million grew 6% in constant currencies compared to 2006. The unit achieved 5% organic growth driven by strong growth at Corporate Legal Services. For Financial Services, contributions from banking content and good growth in securities and insurance partially offset lower volumes in mortgage-related product lines. Ordinary EBITA of €144 million grew 35% in constant currencies. Ordinary EBITA margin grew to 28%, compared to 22% in 2006, driven by revenue increases and operational improvements. Additionally, a change of the post-retirement medical plan contributed favorably to ordinary EBITA.

For the fourth quarter 2007 the division's revenues of €126 million grew 4% in constant currencies, while organic revenue growth was 2%. Corporate Legal Services delivered organic revenue growth of 7% in the quarter despite lower M&A and IPO transaction volumes. Results at Financial Services were impacted by strong one-off content sales in 2006, following the introduction of new legislation and challenges in the mortgage market in the current year. Fourth-quarter ordinary EBITA of €34 million grew 28% in constant currencies. Ordinary EBITA margin increased to 27% from 22% in the prior year, reflecting revenue growth and operational improvements.

Corporate Legal Services (CLS) realized strong renewals and new sales in the Compliance & Governance unit and double-digit growth for its UCC, litigation support and e-billing solutions. CLS also enhanced its customer workflow solution offerings with the redesign of CTAdvantage and CaseVault 5.0 enhancements. The UCC Direct offering saw continued success with double-digit volume growth during the year. The unit expanded its position in the area of electronic court filings through a strategic partnership formed with One Legal LLC, California's leading electronic court filing company. Additionally, the group's position in the e-discovery market was expanded with the acquisition of DocuLex's Discovery Cracker, an e-discovery processing software company. CLS expanded its CT TyMetrix reach by opening a London office to further serve U.K. customers. It also successfully completed the U.K. launch of its flagship product, CT TyMetrix 360°, and signed British Petroleum as its first customer.

Wolters Kluwer Financial Services (FS) improved its market leading positions despite challenging conditions in both the mortgage and credit markets. The unit leveraged its strength in banking content and securities and insurance product lines to partially offset the impact from volume declines in mortgage filing transaction revenues. FS launched ComplianceOne, uniting all of the organization's major banking business lines on a single-delivery platform. Desert Documents, acquired in 2007, has been key to the development of a new automated early disclosure product that enables mortgage lenders to comply with regulatory requirements. Furthermore, the unit expanded its portfolio in the indirect lending market with the AppOne and Banconsumer Service, Inc. acquisitions and also offered its securities compliance solutions to the U.K. market to extend its global reach.

Tax, Accounting & Legal (TAL)[6]
(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
228	218	5	15	Revenues	881	826	7	14
31	15	113		Operating profit	151	107	42	
41	27	55	74	Ordinary EBITA	197	146	36	47
18	12			Ordinary EBITA margin (%)	22	18		
12	6			Capital expenditure on fixed assets (CAPEX)	30	13		
				Ultimo FTEs	5,412	5,276	3	

Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in specialized key practice areas in the legal and business compliance markets.

Tax, Accounting & Legal's full-year revenues of €881 million grew 14% in constant currencies as compared to 2006, reflecting strong organic growth and the contribution of the acquisitions of ATX/Kleinrock and UTS/TaxWise, now called Small Firm Services. Organic revenue growth of 6% was driven by strong new sales and improved retention rates of tax and accounting software and workflow tools. Strong growth in publishing in Tax and Accounting, Legal Professional, and Legal Education augmented the unit's results. Ordinary EBITA of €197 million grew 47% in constant currencies. Ordinary EBITA margin increased to 22% from 18% driven by the strong revenue performance, the contribution of Small Firm Services, the successful restructuring of the U.K. operations, and benefits from operational excellence initiatives.

TAL's fourth-quarter revenues of €228 million grew 15% in constant currencies compared to 2006. Organic growth was 15%, reflecting a very strong performance of software products in Tax and Accounting and an exceptionally strong publishing schedule in the quarter, both in Tax and Accounting and Law & Business. Ordinary EBITA of €41 million grew 74% in constant currencies. Ordinary EBITA margin grew to 18% reflecting the increased revenue contribution.

Tax and Accounting strengthened its leading position in 2007 through a series of enhancements to its CCH ProSystem *fx* software suite of products. Organic growth was very strong in 2007 as customers increasingly turned to CCH's paperless workflow solutions. Sales of the *Accounting Research Manager* and integrated online libraries drove growth in the publishing business and solidified the group's content leadership status. The unit continued to strengthen its position in key adjacent markets with further expansion in the small firm market. In 2007, the unit enhanced its corporate offerings by launching CorpSystem, a new brand of software and workflow solutions created specifically for the sales, use, and income tax needs of corporate professionals. Expansion in the corporate market was further enhanced by the acquisition of TeamMate, the global leader for internal audit software. The unit expanded its global scope and scale with the opening of an office in New Delhi, India. CCH Canadian benefited from strong sales of its *CCH Accountants' Suite*, which leverages the U.S. ProSystem *fx* software line. The completion and launch of CCH ProSystem in Australia also helped build continued momentum in globalizing CCH's tax and accounting suite.

[6] Full-year 2006 figures for TAL have been restated to reflect the transfer of the operations in the United Kingdom from LTRE to TAL.

Wolters Kluwer Law & Business strengthened its leading positions with successful new product launches and enhancements that drove organic revenue growth. Success was achieved in all key markets served. Online revenue grew by double-digits and was supported by new electronic libraries and other online resources. Advancing its strategy to provide specialized content and workflow tools to lawyers and business compliance professionals, the unit introduced new integrated workflow solutions, including *ChargeMaster Pro* in the health reimbursement market. The acquisition of MediRegs also expanded the unit's offerings in the healthcare compliance market combining market-leading CCH content with MediRegs' *ComplyTrack* compliance software. Law & Business expanded its position in electronic solutions for the education market with the launch of two new workflow solutions, including *Teachinglaw.com*, a web-based research and writing course for law students.

Under the guidance of a new leadership team, the Law & Business operations in the United Kingdom were successfully restructured. Further solidifying its market leadership across the HR and health and safety sectors, the unit acquired the GEE portfolio of compliance products in December 2007.

Legal, Tax & Regulatory Europe (LTRE)[7]
(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter					Full Year			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
377	359	5	5	Revenues	1,249	1,194	5	4
98	84	17		Operating profit	224	182	23	
105	92	14	12	Ordinary EBITA	253	213	18	18
28	26			Ordinary EBITA margin (%)	20	18		
18	19			Capital expenditure on fixed assets (CAPEX)	44	36		
				Ultimo FTEs	7,183	6,332	13	

Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of information, software, and services to law firms, accounting firms, corporations, and governments. In each country where it is present, LTRE has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and subject matter experts.

Wolters Kluwer Legal, Tax & Regulatory Europe's full-year 2007 revenues of €1,249 million grew 5% compared to 2006. Organic revenue growth of 4% was driven by strong online growth, sales of new workflow solutions, and the expansion of training and other services. Italy, Spain, and Central and Eastern Europe each delivered very strong growth through innovation and customer focus programs. The Netherlands and Belgium also generated good growth, as their online offerings gained momentum in the market. Ordinary EBITA of €253 million grew 18%. Ordinary EBITA margin increased to 20% from 18% in 2006 on the strength of revenue performance and from the benefits of cost-savings initiatives as well as prior year restructuring programs.

LTRE's fourth-quarter revenues of €377 million grew 5% as compared to 2006. Growth was fully organic and driven by double-digit growth in Italy, Spain, and Central and Eastern Europe, mainly reflecting the continued strong performance of their online and software product offerings. All other major countries, including the Netherlands, Belgium, France, and Germany, also contributed to growth in the quarter. Ordinary EBITA of €105 million grew 14%. Fourth-quarter ordinary EBITA margin improved to 28% from 26% in the same period of the prior year on the back of the strong revenue performance and increased cost savings.

LTRE significantly expanded its electronic product offerings and electronic revenue grew to 44% of total revenues in 2007, from 41% the year before. Italy expanded its Centric solution, an integrated software and online information solution for the tax market. The unit also launched Portale Avvocati, offering new online functionalities to lawyers. Spain showed improved sales in both publishing and software, most notably in workflow solutions such as Portal Asesor. Spain acquired Europea de Derecho during 2007, strengthening its leading position in the legal publishing market. The acquisition of Microlab will further strengthen Spain's leadership position in payroll, tax, and accounting software.

[7] Full-year 2006 figures for LTRE have been restated to reflect the transfer of the operations in the United Kingdom from LTRE to TAL.

Central and Eastern Europe posted strong electronic sales growth in Poland and Romania, and improved customer retention rates through product enhancements and customer focus initiatives. LTRE continued its "go east" strategy by acquiring a majority participation of 55% in MCFR, a leading Moscow-based professional publisher.

The Netherlands delivered good growth supported by strong online product results, including high customer sales of Navigator. Belgium continued to deliver good organic growth, driven by increased legislative activity and the launch of several new products in its core markets, including TaxTalk.be and Divide, a calculation tool for lawyers. The acquisition of LinkPower expanded Belgium into the corporate in-house training segment. The performance of both the Netherlands and Belgium demonstrates the successful restructuring of these units and their potential for continued growth.

France continued the successful introduction of new electronic portals including an integrated set of tools and information for pharmacists, human resources, and transport professionals, and launched 2LR, a revitalized version of Lamyline Reflex. Germany streamlined its portfolio, centralized content management, consolidated its real estate footprint, and successfully completed the integration of the Carl Heymanns acquisition of 2006.

Corporate

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter				Full Year		
2007	2006	Change %		2007	2006	Change %
(13)	(15)	(16)	Operating profit	(40)	(40)	0
(13)	(15)	(17)	Ordinary EBITA	(39)	(39)	0
0	0		Capital expenditure on fixed assets (CAPEX)	0	1	
			Ultimo FTEs	89	100	(11)

Corporate developments

Shared services

The North American data center consolidation and outsourcing initiative was completed in 2007, yielding a reduction in the number of operational data centers from 39 to two. During the year, Lean Six Sigma programs were initiated across the entire organization, with process improvement efforts underway in areas such as content management and production, customer service, sales and marketing effectiveness, and product distribution. Moving forward, the company will continue to expand its efforts in the pursuit of operational excellence by launching Springboard, a global program designed to focus on the next wave of opportunities to achieve efficiency in technology, content management, sourcing, and utilization of offshore resources. With the continued consolidation and standardization of the systems and processes that provide similar functions, the company will increase its efficiency and free up resources to focus on value-creating initiatives for customers and shareholders.

Wolters Kluwer announced on January 15, 2008, the appointments of Tom Lesica as the Chief Executive Officer and Michael Pilnick as Chief Human Resources Officer for the Wolters Kluwer North America Shared Services organization. The North America Shared Services organization provides a range of product and administrative support services to Wolters Kluwer's customer units in North America based within the Health, Corporate & Financial Services, and Tax, Accounting & Legal divisions.

Wolters Kluwer

Share buy-back program
On December 20, 2007, Wolters Kluwer announced the completion of its 2007 share buy-back program. Wolters Kluwer returned in total €645 million to shareholders through its share buy-back program and repurchased 29.8 million of its ordinary shares. Wolters Kluwer currently holds nearly 10% of its own issued shares, which is the statutory maximum percentage of shares that the company may hold. It is the intention of Wolters Kluwer to cancel the greater part of the shares acquired through the share buy-back program.

Long-term loans
Wolters Kluwer announced on February 27, 2008, that it entered as per February 26, 2008, into four bilateral private loan agreements for a total amount of JPY 20 billion (approximately equivalent to €126 million) with a duration of 30 years. The loans denominated in JPY were swapped to Euro at an all in cost of funds of 6%.

Dividend calendar 2008

Dividend record date	April 23, 2008
Ex-dividend quotation	April 24, 2008
Stock dividend ratio date	April 28, 2008 (after the close of trading)
Cash distribution payable	May 5, 2008

Calendar

Publication of 2007 Annual Report	March 20, 2008
Annual General Meeting of Shareholders	April 22, 2008
2008 Half-year results	July 30, 2008
2008 Trading update	Fourth quarter 2008
2008 Full-year results	February 25, 2009

Full overview available at www.wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, and legal and regulatory sectors. Wolters Kluwer had 2007 annual revenues of €3.4 billion, employs approximately 19,544 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Kevin Entricken
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

Presentations by Senior Management on February 27, 2008 - Hilton Hotel Amsterdam
Press Conference: 10:00 AM CET; Investor/Analyst Meeting: 1:00 PM CET
Both meetings will be webcast on the corporate website www.wolterskluwer.com

An interview with Nancy McKinstry, CEO and Chairman of the Executive Board, in video/audio and text is also available on the corporate website (www.wolterskluwer.com) and on www.cantos.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Wolters Kluwer

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The full-year figures for 2007 and 2006 in this report are derived from the financial statements 2007 and 2006. These statements have been audited, the auditors' report is included on page 26 of this press release. The quarterly information and the pro forma restated balance sheet for December 31, 2006, have not been audited. The (interim) financial information that was presented for 2006 has been restated to reflect the presentation of the Education division as discontinued operations and the transfer of the operations in the United Kingdom from the LTRE division to the TAL division.

Condensed consolidated income statement

(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter			Full Year	
2007	2006		2007	2006
937	946	**Revenues**	3,413	3,377
329	355	Cost of sales	1,236	1,258
608	591	Gross profit	2,177	2,119
176	180	Sales costs	632	640
		General and administrative costs		
222	236	▪ General & administrative operating expenses	878	923
29	36	▪ Amortization of publishing rights and impairments	121	121
427	452	Total operating expenses	1,631	1,684
181	139	**Operating profit**	546	435
0	2	Income from investments	0	6
(12)	(18)	Finance income	6	8
(13)	(11)	Finance costs	(108)	(112)
(28)	2	Results on disposals	(17)	9
(1)	1	Share of profit of associates	3	1
127	115	Profit before tax	430	347
(33)	(20)	Income tax expense	(100)	(68)
94	95	**Profit for the period from continuing operations**	330	279
0	(2)	Discontinued operations	588	43
94	93	**Total profit for the period**	918	322
		Attributable to		
94	92	▪ Equity holders of the parent	917	321
0	1	▪ Minority interests	1	1
94	93	Profit for the period	918	322
0.33	0.31	Basic EPS from continuing operations (€)	1.10	0.91
0.32	0.30	Diluted EPS from continuing operations(€)	1.08	0.90
0.33	0.30	Basic EPS (€)	3.05	1.04
0.32	0.30	Diluted EPS (€)	3.01	1.03

Wolters Kluwer

Condensed consolidated balance sheet
(Before appropriation of results)

	December 31, 2007		December 31, 2006		December 31, 2006	
			(Unaudited pro forma restated)			
Intangible assets	3,770		3,933		4,015	
Property, plant, and equipment	140		163		186	
Investments in associates	15		18		18	
Financial assets	28		113		113	
Deferred tax assets	42		56		56	
Non-current assets of discontinued operations	-		105		-	
Total non-current assets		3,995		4,388		4,388
Inventories	78		72		134	
Trade and other receivables	1,021		940		973	
Income tax receivable	30		18		20	
Cash and cash equivalents	152		138		138	
Current assets of discontinued operations	-		97		-	
Total current assets	1,281		1,265		1,265	
Deferred income	984		975		979	
Trade and other payables	371		349		420	
Income tax payable	32		25		26	
Short-term provisions	16		21		22	
Borrowings and bank overdrafts	968		943		943	
Other current liabilities	431		437		444	
Current liabilities of discontinued operations	-		84		-	
Total current liabilities	2,802		2,834		2,834	
Working capital		(1,521)		(1,569)		(1,569)
Capital employed		**2,474**		**2,819**		**2,819**
Long-term debt		986		1,232		1,232
Deferred tax liabilities		164		185		192
Employee benefits		103		183		187
Provisions		7		10		12
Non-current liabilities of discontinued operations		-		13		-
Total non-current liabilities		1,260		1,623		1,623
Equity attributable to equity holders of the parent		1,178		1,194		1,194
Minority interests		36		2		2
Total equity		1,214		1,196		1,196
Total financing		**2,474**		**2,819**		**2,819**

Wolters Kluwer

Condensed consolidated cash flow statement
(All amounts are in millions of euros unless otherwise indicated)

Fourth quarter 2007	Fourth quarter 2006		Full Year 2007	Full Year 2006
		Cash flows from operating activities		
181	139	Operating profit	546	435
51	55	Amortization and depreciation	201	200
68	72	Autonomous movements in working capital	(18)	9
300	266	**Cash flow from operations**	729	644
(6)	(39)	Paid financing costs	(108)	(126)
(40)	(24)	Paid corporate income tax	(106)	(17)
(5)	(11)	Appropriation of restructuring provisions	(17)	(35)
3	3	Share-based payments	17	16
4	9	Other	(3)	3
256	204	**Net cash from operating activities**	512	485
		Cash flows from investing activities		
(46)	(37)	Net capital expenditure	(125)	(93)
(101)	(189)	Acquisition spending	(198)	(773)
4	10	Receipts from disposal of activities	87	13
1	-	Dividends received	18	7
-	-	Cash from derivatives	4	105
(142)	(216)	**Net cash from/(used for) investing activities**	(214)	(741)
		Cash flows from financing activities		
2	1	Exercise share options	4	4
483	(422)	Redemption loans	(239)	(644)
(296)	431	New loans	37	682
(17)	(11)	Movements in bank overdrafts	9	(22)
-	-	Dividend payments	(111)	(80)
(263)	-	Repurchased shares	(645)	(19)
(91)	(1)	**Net cash from/(used for) financing activities**	(945)	(79)
23	(13)	**Net cash from/(used for) continuing operations**	(647)	(335)
		Cash flows from discontinued operations		
-	40	Net cash from/(used for) operating activities	-	50
-	(3)	Net cash from/(used for) investing activities	665	(6)
-	-	Net cash from/(used for) financing activities	-	-
-	37	**Net cash flow from discontinued operations**	665	44
23	24	**Net cash from/(used for) continuing and discontinued operations**	18	(291)
132	112	Cash and cash equivalents at beginning of period	138	428
(3)	2	Exchange differences on cash and cash equivalents	(4)	1
129	114		134	429
152	**138**	**Cash and cash equivalents as at December 31**	**152**	**138**

Condensed consolidated statement of recognized income and expense
(All amounts are in millions of euros unless otherwise indicated)

	Full Year	
	2007	2006
Total profit for the period	918	322
Exchange differences on translating foreign operations	(190)	(199)
Exchange gain from recycling exchange differences from equity to income statement	(3)	-
Gains/(losses) on cash flow hedges	(4)	(2)
Actuarial gains/(losses) on defined benefit plans	5	38
Tax on items taken directly to or transferred from equity	(5)	16
Net income recognized directly in equity	(197)	(147)
Total recognized income and expense for the period	721	175
Attributable to		
• Equity holders of the parent	720	174
• Minority interest	1	1
	721	175

Condensed statement of the changes in equity
(All amounts are in millions of euros unless otherwise indicated)

	2007			2006
	Shareholders' equity	Minority interest	Total equity	Total equity
Balance at January 1	1,194	2	1,196	1,099
Total recognized income and expense for the period	720	1	721	175
Cash dividend	(111)		(111)	(80)
Share-based payments	17		17	17
Exercise of share options	4		4	4
Repurchased shares	(645)		(645)	(19)
Other movements	(1)	33	32	-
Position at December 31	**1,178**	**36**	**1,214**	**1,196**

Selected Explanatory Notes

Statement of compliance
These consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group at and for the year ended December 31, 2007.

Accounting policies
The consolidated financial information has been prepared in accordance with IFRS and its interpretations, including International Accounting Standards (IAS) as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. The accounting policies applied in these interim financial statements are the same as those applied in the 2007 Annual Report.

Discontinued operations
On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division. IFRS 5 requires companies to report the financial information of discontinued operations separately from continuing operations. Consequently, the financial information of the Education division for 2007 has been presented separately under the caption "discontinued operations." The financial information for 2006 has been restated accordingly.

Estimates
The preparation of interim financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements at and for the year ended December 31, 2007.

Special items contained in the interim financial report

Seasonality
Some of the businesses are impacted by seasonal purchasing patterns. Revenues of Wolters Kluwer's tax and regulatory businesses are strongest in the fourth and first quarters, in line with statutory (tax) filing requirements. The Health business also has strong fourth-quarter sales due to the buying behavior of key wholesalers that serve the education and professional markets. The cash flow is typically strongest in the fourth quarter as calendar-year subscription renewals are received.

Acquisitions and disposals

Acquisitions
Total net acquisition spending in 2007 was €198 million (2006: €773 million), including payments for acquisitions made in previous years. This includes an amount of €5 million (2006: €9 million) relating to costs that are directly attributable to acquisitions, such as legal and tax fees, broker's costs, and audit fees.

In full-year 2007, the following main acquisitions were completed:

AppOne (Baton Rouge, La., U.S.)
On August 23, 2007, Wolters Kluwer announced the acquisition of the shares of AppOne Companies Inc. (AppOne), a leading provider of technology and risk mitigation services to independent automobile dealers and lenders throughout the continental United States. AppOne has approximately 41 employees, has annual revenues of approximately €10 million, and became part of the CFS division.

TeamMate (Tampa, Fla, U.S.)
On November 16, 2007 Wolters Kluwer announced the completion of the acquisition of TeamMate. TeamMate is the leading integrated audit productivity software suite serving corporate internal audit departments and government agencies in 96 countries. TeamMate became part of the TAL division and has annual revenues of approximately €16 million and 41 employees.

GEE (London, U.K.)
On December 11, 2007, Wolters Kluwer announced the acquisition of the GEE portfolio of compliance products. The GEE products and services became part of the Croner group within Wolters Kluwer U.K., part of the TAL division. The GEE portfolio includes a comprehensive range of compliance products that help HR, health and safety, and in-company administration professionals comply with the law, reduce risk, and increase productivity. GEE has 40 employees.

MCFR (Moscow, Russian Federation)
On December 12, 2007, Wolters Kluwer announced the purchase of 55% of the shares in Wolters Kluwer Russia Publishing Holding B.V. This company owns 100% of the issued and outstanding shares in MCFR (International Centre for Financial and Economic Development), a leading Moscow-based professional publisher specializing in information services for human resources, tax, and accounting professionals. MCFR became part of the LTRE division and has annual revenues of €41 million and 757 employees. The previously sole owners of MCFR obtained 45% of the shares in Wolters Kluwer Russia Publishing Holding B.V. Wolters Kluwer has the right to acquire the remaining 45% of shares from them over time.

The acquisitions had the following effect on the Group's assets and liabilities:
(All amounts are in millions of euros)

	2007			2006
	Pre-acquisition carrying amount	Fair value adjustments	Recognized values on acquisition	Recognized values on acquisition
Non-current assets	10	58	68	429
Current assets	27		27	38
Current liabilities	(48)		(48)	(106)
Non-current liabilities	0		0	(1)
Provisions	0		0	(2)
Deferred tax	(1)	(7)	(8)	(71)
Minority	(34)		(34)	
Net identifiable assets and liabilities	(46)	51	5	287
Goodwill/other intangibles on acquisition			175	542
Total consideration at December 31			**180**	**829**
Cash acquired			(6)	(7)
Deferred payments			24	(49)
Acquisition spending at December 31			**198**	**773**

Since the acquisition date, these acquisitions have contributed €13 million to revenues, €(1) million to ordinary EBITA, and €(1) million to profit for the year. If all acquisitions had been executed on January 1, 2007, full-year 2007 revenues for the Group would have been €3,490 million, ordinary EBITA €673 million, and profit for the year €922 million.

The fair value of the acquirees' identifiable assets and liabilities of some acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation in 2008, which will be completed within 12 months from the acquisition date.

Disposals
In the fourth quarter of 2007, Wolters Kluwer incurred a loss on the sale of a product line in Europe that did not fit strategically with the division's long-term objectives.

On March 6, 2007, Wolters Kluwer announced that it reached agreement with Sdu nv on the sale of its 25.9% participation in Sdu Uitgevers bv. The sale price for the transfer of ownership was €85 million, including €6 million of accrued dividend. As a consequence of the change of ownership of Sdu nv, Wolters Kluwer sold its interest in Sdu Uitgevers bv to Sdu nv. Wolters Kluwer acquired the interest in September 2004 as part of the sale of the ten Hagen & Stam publishing activities to Sdu Uitgevers bv in exchange for 25.9% shares. Wolters Kluwer had no operational involvement in Sdu Uitgevers bv. Wolters Kluwer realized a book gain of €9 million on the sale of its interest in Sdu Uitgevers bv in 2007, in addition to the gain of €62 million that was realized in 2004, when Wolters Kluwer sold the ten Hagen & Stam publishing activities to Sdu Uitgevers bv.

Discontinued operations, disposal of the Education division
On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division for a total consideration of €774 million. A gain of €595 million was recorded on the sale. Net proceeds amounted to €665 million.

Profit for the period from discontinued operations
(all amounts are in millions of euros)

	Full Year
Post-tax loss of discontinued operations	(7)
Post-tax gain on the disposal of the Education division	595
Profit for the period	588

Post-tax gain/(loss) of discontinued operations

	January 1 - June 15, 2007	January 1 - December 31, 2006
Revenues	80	316
Expenses	(90)	(254)
Profit/(loss) before taxation	(10)	62
Income tax	3	(19)
Profit/(loss) for the period	(7)	43

Post-tax gain on the disposal of the Education division:

	Full Year
Gain before tax on the disposal	599
Income tax	(4)
Profit for the period	595

The sale of the shares of the Education businesses is mainly tax exempt, due to the application of the participation exemption.

Issuances, repurchases, and repayments of debt and equity securities, and dividends paid
In 2007, no issuances or repurchases of debt securities occurred. In June 2007, subordinated bonds 1997-2007 were repaid for an amount of €227 million.

No issuances of equity instruments other than 3,147,856 shares for stock dividend occurred. The annual cash dividend of €111 million was paid in May 2007.

On June 18, 2007, Wolters Kluwer began its previously announced share buy-back program. By December 31, 2007, the company repurchased 29,763,745 ordinary shares under this program, for a total consideration of €645 million.

It is the company's intention to cancel the greater part of the shares acquired through the share buy-back program and to potentially use a smaller part of the shares acquired through the share buy-back program to cover its obligations to grant performance shares under the company's long-term incentive plan.

Under the 2007-09 Long-Term Incentive Plan (LTIP), 1,264,940 shares were conditionally awarded to the Executive Board and other senior managers of the company in 2007 (19,000 in the fourth quarter). 36,600 conditional shares were forfeited in 2007. Related to LTIPs 2005-07 and 2006-08, 291,300 conditional shares were forfeited in 2007 (70,000 in the fourth quarter).

The expenses of the LTIPs have been determined in accordance with IFRS 2 and are recognized ratably over the vesting period.

Under LTIP 2004-06, Wolters Kluwer reached the fourth position in the Total Shareholder Return ranking of the peer group of 16 companies. As a result, in the first quarter of 2007, the company released 125% of the conditional number of shares awarded in 2004 to the Executive Board and other senior managers of the company, which equals a total number of 1,461,875 shares. The company issued 461,875 new shares and released 1 million treasury shares.

Under the LTIP 2005-07, Wolters Kluwer reached the third position in the Total Shareholder Return ranking of its peer group of 16 companies. As a result, the company will release 125% of the conditional number of shares awarded in 2005 to the Executive Board and other senior managers of the company, which equals a total number of 1,493,750 shares. In addition, 100,000 shares will be released to a former Executive Board member with respect to the 2006-08 LTIP.

In 2007, 1,540,750 share options were withdrawn (29,000 in the fourth quarter) and 264,500 share options were exercised (76,000 in the fourth quarter), for a total value of €4 million that was received by the company.

Events after balance sheet date

Long-term loans
Wolters Kluwer announced on February 27, 2008, that it entered as per February 26, 2008, into four bilateral private loan agreements for a total amount of JPY 20 billion (approximately equivalent to €126 million) with a duration of 30 years. The loans denominated in JPY were swapped to Euro at an all in cost of funds of 6%.

Other information

To: the Board of Directors of Wolters Kluwer nv

Auditors' report

Introduction
We have audited whether the full-year condensed consolidated income statement 2007, the condensed consolidated balance sheet as of December 31, 2007, the full-year condensed consolidated cash flow statement 2007, the consolidated statement of recognized income and expense 2007 as well as the condensed statement of changes in equity 2007 (collectively "the full-year condensed financial statements") as set out on pages 18 to 21 of this Press Release have been derived correctly from the audited 2007 financial statements of Wolters Kluwer nv. In our auditors' report dated February 26, 2008, we expressed an unqualified opinion on these financial statements. Management is responsible for the preparation of the full-year condensed financial statements in accordance with the accounting policies as applied in the 2007 financial statements of Wolters Kluwer nv. Our responsibility is to express an opinion on these full-year condensed financial statements.

Scope
We conducted our audit in accordance with Dutch law. This law requires that we plan and perform the audit to obtain reasonable assurance that the full-year condensed financial statements have been derived correctly from the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the full-year condensed financial statements have been derived correctly, in all material respects, from the financial statements.

Emphasis of matter
For a better understanding of the company's financial position and results and the scope of our audit, we emphasize that the full-year condensed financial statements should be read in conjunction with the unabridged financial statements, from which the full-year condensed financial statements were derived and our unqualified auditors' report thereon dated February 26, 2008. Our opinion is not qualified in respect of this matter.

Amstelveen, February 27, 2008

KPMG ACCOUNTANTS N.V.

M.J.P. Thunnissen RA

Wolters Kluwer

Reconciliation of benchmark figures (from continuing operations)
(All amounts are in millions of euros unless otherwise indicated)

Reconciliation between operating profit, EBITA, and ordinary EBITA

Fourth quarter 2007	Fourth quarter 2006		Full Year 2007	Full Year 2006
181	139	Operating profit	546	435
29	36	Amortization of intangible fixed assets	121	121
210	175	EBITA	667	556
-	-	Exceptional restructuring expense	-	-
210	175	Ordinary EBITA	667	556

Reconciliation between profit for the period and ordinary net income

Fourth quarter 2007	Fourth quarter 2006		Full Year 2007	Full Year 2006
94	94	Profit for the period attributable to the equity holders of the parent (A)	329	278
29	36	Amortization of intangible fixed assets	121	121
(11)	(15)	Tax on amortization	(46)	(47)
28	(3)	Results on disposals (after taxation)	17	(8)
-	-	Exceptional restructuring expense (after taxation)	-	-
140	112	Ordinary net income (B)	421	344

Reconciliation between cash flow from operating activities and free cash flow

Fourth quarter 2007	Fourth quarter 2006		Full Year 2007	Full Year 2006
256	204	Net cash from operating activities	512	485
(46)	(37)	Net capital expenditure	(125)	(93)
1	-	Dividends received	18	7
211	167	Free cash flow (C)	405	399

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

Fourth quarter 2007	Fourth quarter 2006		Full Year 2007	Full Year 2006
300	266	Cash flow from operations	729	644
(46)	(37)	Net capital expenditure	(125)	(93)
210	175	Ordinary EBITA	667	556
1.21	1.31	CAR (Cash flow from operations minus net capital expenditure divided by ordinary EBITA)	0.91	0.99

Earnings per share (EPS) calculations (in euros unless otherwise indicated)

Fourth quarter			Full Year	
2007	2006		2007	2006
287.1	308.7	Weighted average number of shares (D)	300.5	307.1
291.1	319.8	Diluted weighted average number of shares (E)	304.7	321.4
-	2	Correction to income of convertible bond (net of taxes) on assumed conversion (F)	-	9
0.48	0.36	Ordinary EPS (B/D)	1.40	1.12
0.47	0.36	Diluted ordinary EPS (minimum of ordinary EPS and [(B+F)/E}	1.38	1.10
0.52	0.37	Diluted ordinary EPS in constant currencies	1.48	1.09
0.33	0.31	Basic EPS from continuing operations (A/D)	1.10	0.91
0.32	0.30	Diluted EPS from continuing operations (minimum of EPS and [(A+F)/E]	1.08	0.90
0.71	0.54	Free cash flow per share (C/D)	1.35	1.30
0.70	0.53	Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	1.33	1.27

Health

Fourth quarter				Change *(in millions)*			
		2007	*2006*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	206	232	(3)	-	(23)	(26)
Ordinary EBITA	EUR	43	41	7	-	(5)	2
Revenues	USD	297	300	(4)	-	1	(3)
Ordinary EBITA	USD	62	53	9	-	0	9
Ordinary EBITA margin		21	17				

Corporate & Financial Services (CFS)

Fourth quarter				Change *(in millions)*			
		2007	*2006*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	126	137	3	3	(17)	(11)
Ordinary EBITA	EUR	34	30	9	(1)	(4)	4
Revenues	USD	183	176	3	4	-	7
Ordinary EBITA	USD	49	38	12	(1)	-	11
Ordinary EBITA margin		27	22				

Tax, Accounting & Legal (TAL)

Fourth quarter				Change *(in millions)*			
		2007	*2006*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	228	218	32	0	(22)	10
Ordinary EBITA	EUR	41	27	21	(2)	(5)	14
Revenues	USD	330	281	40	0	9	49
Ordinary EBITA	USD	61	35	27	(2)	1	26
Ordinary EBITA margin		18	12				

Wolters Kluwer

Legal, Tax & Regulatory Europe (LTRE)

Fourth quarter				Change *(in millions)*			
		2007	*2006*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	377	359	19	(2)	1	18
Ordinary EBITA	EUR	105	92	12	0	1	13
Ordinary EBITA margin		28	26				

END